SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Exhibit 1

                  Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 June 10, 2004 Press Release Announcing that Futuremedia Plc Appoints New Chief Financial Officer.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC, an English public
limited company



By: /s/ Mats Johansson
    -----------------------
    Mats Johansson
    Chief Executive Officer


Date:  June 10, 2004


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

                                    EXHIBIT 1


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

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2


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

PRESS RELEASE

              FUTUREMEDIA PLC APPOINTS NEW CHIEF FINANCIAL OFFICER

BRIGHTON, ENGLAND--Jun 10, 2004 -- The European based e-learning company Futuremedia Plc (NasdaqSC:FMDAY) (www.futuremedia.co.uk) has named Geoff Bicknell as Chief Financial Officer. Bicknell has more than 36 years of experience in financial management, working for world leading companies in the mining, automotive, aerospace and software industries in the UK, France, Sweden, Canada and the USA.

Bicknell brings an extensive background in all aspects of financial and corporate management. Through his distinguished career so far he has established extensive contacts in the financial markets, and is known for his communication expertise with Wall Street, the London financial community and institutional investors.

He was a member of management at Rockwell International Corp. for 14 years in capacities ranging from Finance Director and Business Development Director to Managing Director of a Division. During his subsequent career with Lucas Industries Ltd, Bicknell not only implemented a strong financial control culture, but also was member of the Boards of Rockwell affiliates in Turkey, South Korea, Mexico and India. He joined TI Group Plc, a major engineering company in the automotive, aerospace and industrial markets, in 1992 to become President of the Group's Forsheda, North America, Division by 1999. Since 2000 he has worked with both software and specialist engineering companies in the UK.

"Following Futuremedia's exponential growth last year we foresee continued rapid growth while we further exploit our position in the UK. At the same time we will bring our established and award winning products as well as our proven business model into continental European markets," said Mats Johansson, Futuremedia's CEO. "The appointment of a CFO of the calibre of Geoff Bicknell is key to supporting this rapid growth, and will also strengthen our relationship with our existing shareholders and the wider institutional investment community. The Directors and Management of Futuremedia are delighted to have Geoff on board."

Geoff Bicknell, ACA, FCA and CA (Ontario), is charged with the financial management of the company as well as with supporting the CEO in connection with the company's expansion overseas, and will be one of Futuremedia's representatives for shareholders, both private and institutional.

He will replace the current CFO, Peter Machin, who is retiring. Machin joined the Company in 1996 as Chief Accounting Officer, and was appointed CFO in 1998.

Jan Vandamme, Chairman of Futuremedia, added: "During the last eight years, Peter has worked tirelessly and successfully to manage the financial affairs of the Company both during the difficult cash-restricted period of the late 1990s, as well as through the turnaround over the last two years, when he was instrumental in strengthening the Company's balance sheet. Peter also put in place the accounting systems necessary to cope with the growth and expansion resulting from the success of the Aktivna LMS suite and Learning For All(TM) product. The Company wishes him well and hopes he will have a long and happy retirement."


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

About Futuremedia

Futuremedia plc (est. 1983) is the European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market.

Through the fostering of long term partner relationships with its customers, Futuremedia supplies public and private sector organisations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programmes, an extensive library of published courseware titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs.

The Company uses proven technologies to drive its innovative products: Aktivna, Futuremedia's full suite of Learning Management Solutions, which in its largest application has a capacity for 240,000 users; ELSA, an interactive learning system using leading edge simulation technologies; and the award-winning Learning For All(TM), a fully hosted service which allows employees to have access to learning at home for the whole family at a cost discounted through corporate buying power and Government tax incentives.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, the UK National Health Service, Royal Mail and Syngenta. The Company is partnered with Centra Software,
Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft in delivering its products and solutions.

Futuremedia can be found on the Web at www.futuremedia.co.uk

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to integrate new members of senior management, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the Company's ability to develop and successfully market new services and products, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.


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

Contact:
     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.net
     T: +44 1932 761889
     M: +44 7710 043244

     Investor relations queries:
     Mats Johansson, CEO
     ir@futuremedia.co.uk
     T: +44 1273 829700


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